ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 1


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INSURED                                             BOND NUMBER

Commonwealth Shareholder Services, Inc.                  87013106B
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EFFECTIVE DATE                 BOND PERIOD          AUTHORIZED REPRESENTATIVE

February 28, 2006        February 28, 2006 to February 28, 2007
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In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

      Commonwealth Capital Management, LLC
      Commonwealth Fund Accounting
      CSI Capital Management, Inc.
      First Dominion Capital Corp.
      Fund Services, Inc.
      Real Estate Management Services
      Satuit Capital Management
      Third Millennium Investment Advisors
      Vontobel Asset Management, Inc.
      The World Funds, Inc., a series fund consisting of:
o     CSI Equity Fund
o     Dividend Capital Realty Income Fund
o     Epoch International Small Cap Fund
o     Epoch US all Cap fund
o     GenomicsFund
o     REMS Real Estate Value Opportunity Fund
o     The New Market Fund
o     Third Millennium Russia Fund
o     Eastern European Equity Fund
o     Epoch Global Equity Shareholder Yield Fund
      Satuit Capital Management Trust, a series fund consisting of:
o     Satuit Capital Micro Cap Fund
      World Insurance Trust
o     CSI Equity Portfolio Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.